Exhibit 99.2

Mazor Robotics Inc. 189 South Orange Ave. Suite 1850 Orlando, FL 32801 Toll Free:1 (800) 80 - MAZOR usa@MazorRobotics.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 38900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

Mazor Robotics Receives Purchase Order for Renaissance™ System from
Russia Distribution Partner Neuroproject Ltd.

CAESAREA, Israel – May 23, 2013 – Mazor Robotics Ltd. (TASE: MZOR), a developer of innovative surgical robots and complementary products, today announced that its Russia distribution partner, Neuroproject, placed an order for a Renaissance™ system to be used at the N. N. Blokhin Cancer Research Center, located in Moscow.

The internationally recognized Oncology Research Centre N.N. Blokhin is one of the most important centers for research and treatment of oncological diseases in the Russian Federation.

“We have had great success in the past placing Mazor’s first generation products in the Russian market, and we are quite excited about the potential to install its Renaissance system into additional hospitals and research centers,” commented Ilya Dubinin, Sales Director of the Neuroproject.  “By all accounts, Renaissance is performing at the highest level in terms of safety and success, so Russia’s healthcare system, wanting to have the best care for its citizenry, will likely add to the growing list of global markets with multiple systems.”

“We are delighted to have installed our first Renaissance™ system in Russia, especially to such an esteemed research facility,” commented Ori Hadomi, CEO.  “Furthermore, and based on the success of our distribution partner, Neuroproject, to have previously placed four SpineAssist systems, we are encouraged that we will have further success penetrating the Russian and CIS markets.”

Neuroproject Ltd. is one of the leaders in working with governmental healthcare institutions in the field of neurosurgery and oncology in Russia. Neuroproject was established by professionals who have worked for more than 15 years in the medical market in Russia and the Commonwealth of Independent States (CIS).   The company represents several European and American manufacturers of medical technology products and consumables.

Renaissance, Mazor Robotics’ next generation surgical guidance system for spine procedures, is transforming spine surgery from freehand operations to highly-accurate, state-of-the-art procedures, with less radiation – even for minimally invasive surgery, scoliosis, and other complex spinal deformity cases. It is the only robotic technology for spine surgery available in the marketplace.

About Mazor

Mazor Robotics (TASE: MZOR) is dedicated to the development and marketing of innovative surgical Guidance systems and complementary products in the spine surgical markets that provide a safer surgical environment for patients, surgeons, and operating room staff. Mazor Robotics’ flagship product, Renaissance™, is a state-of-the-art surgical Guidance system that enables surgeons to conduct spine surgeries in an accurate and secure manner. Mazor Robotics systems have been successfully used in the placement of over 35,000 implants in the United States, Asia and Europe.  Numerous peer-reviewed publications and presentations at leading scientific conferences have validated the accuracy, usability, and clinical advantages of Mazor Robotics technology.  For more information, please visit www.mazorrobotics.com, the content of which is not part of this press release.

Forward-Looking Statements

This press release contains forward-looking statements. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. For example, we are using forward-looking statements when we discuss our expectation for further success penetrating the Russian and CIS markets. These forward-looking statements involve certain risks and uncertainties, including, among other, factors and risks that could cause the results to differ materially from those expected by the management of the Mazor. More detailed information about the risks and uncertainties affecting Mazor is contained under the heading “Risk Factors” in the company’s registration statement on Form 20-F filed with the SEC, which is available on the SEC’s web site, www.sec.gov. Mazor undertakes no obligation to update or revise any forward-looking statements.

U.S. Contacts: EVC Group

Michael Polyviou/Robert Jones - Investors
mpolyviou@evcgroup.com; bjones@evcgroup.com
212/850-6020; 646/201-5447